RNS SOFTWARE, INC.

2197 West 2nd Avenue, Suite 103

Vancouver, B.C. V6K 1H7

Canada

(604) 789-2410

February 9, 2006

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Small Business Review

450 Fifth Street, N.W.

Washington D.C.  20549

Attn:

Jay Mumford

Re:

RNS Software, Inc.

Registration Statement

File # 333-129388

Dear Mr. Mumford:

Pursuant to Rule 461 of Regulation C, RNS Software, Inc. ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form SB-2 to Thursday, February 9, 2006 or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

RNS Software, Inc. acknowledges that:

•

should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RNS Software, Inc.

/s/ Livio Susin

Livio Susin, President